Exhibit 99.1

NewsRelease

Keystone Gulf Coast Expansion Approved

Calgary, Alberta – March 11, 2010 – TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) today announced the National Energy Board (NEB) has approved the company’s application to construct and operate the Canadian portion of the Keystone Gulf Coast Expansion Project. The NEB stated in its release that it found, “the proposed pipeline to be in the public interest and accepted that the project would connect a large, long term and strategic market for Western Canadian crude oil with the U.S. Gulf Coast in a manner that would bring economic and other benefits to Canadians.”

“We are pleased the National Energy Board has approved our Keystone expansion.  This is another significant milestone in advancing the project,” says Hal Kvisle, TransCanada president and chief executive officer. “Keystone will be the first pipeline to directly connect a growing and reliable supply of Canadian crude oil to the largest refining market in North America.  Our shippers have committed crude oil that amounts to 75 per cent of the expansion capacity for an average term of 17 years reflecting the value the project has to the overall market.”

When completed, the expansion will increase the capacity of the Keystone Pipeline System from 590,000 barrels per day to approximately 1.1 million barrels per day. The US$12 billion system is 83 per cent subscribed with long-term commitments of 910,000 barrels per day for an average term of approximately 18 years.

The Keystone expansion is a 3,200-kilometre (1,980-mile), 36-inch crude oil pipeline stretching from Hardisty, Alberta and moving southeast through Saskatchewan, Montana, South Dakota and Nebraska. It will link up with a portion of the Keystone Pipeline that will be built through Kansas to Cushing, Oklahoma.  The pipeline will then continue on through Oklahoma to a delivery point near existing terminals in Nederland, Texas to serve the Port Arthur, Texas marketplace.

Applications for U.S. regulatory approvals are proceeding and decisions are anticipated during the fourth quarter of 2010. Construction is expected to begin in the first quarter of 2011 and we expect deliveries of crude oil to the U.S. Gulf Coast to begin in the first quarter of 2013.

TransCanada continues to make progress on the initial phase of Keystone that will deliver crude oil to the U.S. Midwest. Line fill continues with crude oil expected to reach Patoka, Illinois in mid-2010.  The Keystone project is an important part of TransCanada’s current $22 billion capital program, a program that is expected to lead to significant growth in cash flow and earnings over the next five years.

To view a map of the proposed pipeline route and obtain other information about the pipeline, please visit the project web page at www.transcanada.com/keystone

With more than 50 years’ experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and oil pipelines, power generation and gas storage facilities. TransCanada’s network of wholly owned natural gas pipelines extends more than 60,000 kilometres (37,000 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent’s largest providers of gas storage and related services with approximately 380 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns, or has interests in, over 11,700 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America’s largest oil delivery systems. TransCanada’s common shares trade on the Toronto and New York stock exchanges under the symbol TRP. For more information visit: www.transcanada.com

TransCanada Forward-Looking Information

This news release may contain certain information that is forward looking and is subject to important risks and uncertainties. The words "anticipate", "expect", "believe", "may", "should", "estimate", "project", "outlook", "forecast" or other similar words are used to identify such forward-looking information. Forward-looking statements in this document are intended to provide TransCanada securityholders and potential investors with information regarding TransCanada and its subsidiaries, including management’s assessment of TransCanada’s and its subsidiaries’ future financial and operations plans and outlook.  Forward-looking statements in this document may include, among others, statements regarding the anticipated business prospects and financial performance of TransCanada and its subsidiaries, expectations or projections about the future, and strategies and goals for growth and expansion. All forward-looking statements reflect TransCanada’s beliefs and assumptions based on information available at the time the statements were made. Actual results or events may differ from those predicted in these forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among others, the ability of TransCanada to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the operating performance of TransCanada’s pipeline and energy assets, the availability and price of energy commodities, capacity payments, regulatory processes and decisions, changes in environmental and other laws and regulations, competitive factors in the pipeline and energy sectors, construction and completion of capital projects, labour, equipment and material costs, access to capital markets, interest and currency exchange rates, technological developments and the current economic conditions in North America. By its nature, forward-looking information is subject to various risks and uncertainties, which could cause TransCanada's actual results and experience to differ materially from the anticipated results or expectations expressed. Additional information on these and other factors is available in the reports filed by TransCanada with Canadian securities regulators and with the U.S. Securities and Exchange Commission (SEC). Readers are cautioned to not place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release or otherwise, and to not use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

Media Enquiries:	Cecily Dobson/Terry Cunha	403.920.7859 800.608.7859
Investor & Analyst Enquiries:	David Moneta/Myles Dougan/Terry Hook	403.920.7911 800.361.6522